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                                                                       EXHIBIT 1



                                RONALD I. SIMON
                             [PERSONAL LETTERHEAD]


September 30, 2001

Mr. Michael George, CEO
Western Water Company
102 Washington Avenue
Point Richmond, CA  94801


Dear Michael,

Effective today, I am resigning from the Board of Western Water Company. I no longer want to be part of the company's board, because I believe that you and rest of the Western Water board are continuing on a course that is detrimental to the interests of all security holders, and I believe that if the direction is not changed, the remaining value that belongs to the security holders of the company will be wasted. I deeply regret my inability to persuade you and the rest of the board that the board should abandon the course of action that management has been following for the last three years.

I have argued with you and the other directors about the failure of the business model of Western Water to provide any positive any gross margin from water sales, and the proper actions that should be taken because of this. You have been unwilling to recognize that the business plan has not worked, and there have been no signs (in my opinion) that the plan will ever work in a way that can restore the company to solvency. By continually getting more time from the board to pursue your plans, you put off the tough decisions that must be made to cease spending money on the failed business model and consider alternatives including liquidation and return of assets to the security holders. The result is to make a decision, by default, to continue wasting the funds which belong to security holders. Furthermore, while doing so, you have insisted on having the company pay excessive amounts to yourself - amounts that are excessive for a company with no ongoing revenue sources, dwindling assets, and substantial liabilities.

Despite your efforts, it has been impossible to show any progress that would make a persuasive case why WWTR should continue to expend money on its business plan. There is nothing that has happened that would indicate a profitable business can be developed from your efforts that can yield sufficient cash flow to carry the overheads and fixed charges, and have something left over for the equity holders. All we, as directors, have heard are plans and hopes for the future that have completely failed to yield any positive cash flow from water operations. It has been a continual drain of cash expended on overhead to support these efforts, and losses as a result. The only gains the company has realized have been from asset sales, the proceeds of which are being expended to support the company's overhead.

My sincere belief, expressed to you and the rest of the board, is that the management should cease wasting money on overheads and its failed efforts to develop a water market, and consider liquidating the company and return as much as can be salvaged to the security holders. Three years of your efforts to develop a water market should be sufficient to convince any rational person that Western Water, with its limited resources, lack of revenue, and substantial obligations to preferred shareholders and debenture holders, is not capable of creating a water market, and benefiting from it.


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The sooner that you and the other board members decide to take action by stopping the expenditure of money on what I believe is an impossible objective for Western Water, the more can be salvaged for the security holders. Every quarter that passes wastes another $1 million of the assets that belong to the security holders, and this waste should be stopped.



Yours truly,


Ronald I. Simon


cc:  Mr. William D. Gould